

January 14, 2015

Via E-mail
Kent P. Watts
Chief Executive Officer
Hydrocarb Energy Corporation
800 Gessner, Suite 375
Houston, Texas 77024

   Re: **Hydrocarb Energy Corporation**
       Form 10-K for the Fiscal Year ended July 31, 2014
       Filed November 13, 2014
       File No. 000-53313

Dear Mr. Watts:

   We have reviewed your filing and response dated November 18, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2014

General

1. We have read the revisions that you have proposed in the draft amendments to the Form 10-K for the fiscal year ended July 31, 2013 and subsequent interim reports on Form 10-Q. The additional comments in this letter pertain to your more recent filing on Form 10-K, for the fiscal year ended July 31, 2014. Please revise the disclosures in this filing as indicated and file all amendments in conjunction with your reply.

Business, page 4

Oil and Gas Reserves, page 6

Changes in Proved Undeveloped Reserves, page 7

2.   Please expand your disclosure to address the reasons and circumstances for the material increase associated with the revision in the previous estimate of your proved undeveloped reserves to comply with Item 1203(b) of Regulation S-K.

Production and Price History, page 7

3.   Please modify your presentation of the total amounts of your production to express these figures in terms of cubic feet of natural gas equivalent consistent with the disclosure of reserves information provided in equivalent terms throughout your filing.

Acreage, page 10

4.   Based on the tabular disclosure of reserves provided on page 6, it appears that approximately 55% of your total proved reserves as of July 31, 2014 are proved undeveloped. However, in your tabulation on page 10, you indicate that you do not have any leasehold acreage that is undeveloped.

Please note that under Item 1208(c)(4) of Regulation S-K undeveloped acreage encompasses "...leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves." Please also note that undrilled acreage held by production is deemed to be undeveloped acreage according to this definition.

Please modify your disclosures as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation.

5.   Please expand the disclosure regarding your acreage to include the acreage amounts relating to your working interest in the onshore petroleum concession located in the Republic of Namibia to comply with Item 1208(b) of Regulation S-K.

6.   As part of the expanded disclosure regarding your acreage, also provide the expiration dates relating to material amounts of your undeveloped acreage in Texas and Namibia to comply with Item 1208(b) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

7.   We note your disclosure in MD&A, on page 20 of the Form 10-Q that you filed on June 16, 2014, explaining that you were granted a "comprehensive oil and gas field services license" by the Supreme Petroleum Counsel of the U.A.E. to perform "all upstream and

downstream technical and support services," also stating that you are positioned to take advantage of exploration or development in the oil and gas sector in the U.A.E., and "...expect to be generating revenue from these efforts in late 2014." However, we see no mention of such efforts in your subsequent periodic reports. Given your earlier disclosure, you should discuss the nature and extent of your activities in the U.A.E., clarify the basis for your expectation of revenues, including the terms of any material agreements that you have secured, and provide an update to the timeframe for generating revenues. Also clarify the reasons you have described your position as unique, with regard to "any future expansion" of the oil and gas sector in the U.A.E.

Financial Statements

Note 16 - Supplemental Oil and Gas Information (Unaudited), page 74

Proved Reserves, page 75

8.   Please expand your disclosure to explain the reasons and circumstances for significant changes in your reserves due to revisions of previous estimates for each of the periods disclosed to comply with FASB ASC 932-235-50-5, consistent with your response to comment 4 in our letter dated August 19, 2014.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves, page 77

9.   We note significant differences between the total proved undiscounted future net income shown in the reserve report at Exhibit 99.1 and your disclosure of future cash inflows less the future production and future development costs for each of the periods ending July 31, 2013 and 2014. Please expand your disclosure on page 78 to explain and provide any details necessary to understand the reasons for the difference in these estimates, consistent with your response to comment 11 in our letter dated May 27, 2014.

Exhibit 99.1

10.   We note the information concerning technical person qualifications required by Item 1202(a)(7) of Regulation S-K does not appear in your filing or the reserves report of the third party engineers, and that its reserve report also omits disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised report from your engineers that includes the following additional information.

- The qualifications of the technical person within Ralph E. Davis Associates, Inc. primarily responsible for overseeing the preparation of the reserves estimates disclosed in Exhibit 99.1 and in your filing on Form 10-K (Item 1202(a)(7)).

- A statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact the undersigned at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief

cc: Christine P. Spencer
     Chief Accounting Officer